UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2023

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc.	1 Holtzman Street, Science Park
7665 Commerce Way	P.O. Box 2496
Eden Prairie, Minnesota 55344	Rehovot, Israel 76124

(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

CONTENTS

Supplement to Proposal 1 in Proxy Statement for 2023 Annual General Meeting of Shareholders

On July 4, 2023, Stratasys Ltd. (“Stratasys” or the “Company”) published notice of its 2023 annual general meeting of shareholders (the “Meeting”), which is scheduled to take place at 3:00 p.m. Israel time/ 8:00 a.m. Eastern time on Tuesday, August 8, 2023, at Meitar Law Offices, 16 Abba Hillel Road, 10th floor, Ramat Gan 5250608, Israel. Shareholders of record at the close of business on Wednesday, July 5, 2023 are entitled to vote at the Meeting.

The Company’s notice and proxy statement for the Meeting (the “Proxy Statement”) were annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”), furnished to the Securities and Exchange Commission (the “SEC”) on July 12, 2023. The form of WHITE proxy card (the “Original Proxy Card”) initially distributed by Stratasys to its shareholders of record as of the record date for the Meeting, whereby those shareholders may cast their votes on the proposals to be presented at the Meeting, was annexed as Exhibit 99.2 to that Form 6-K.

As described in the Proxy Statement, pursuant to Proposal 1 at the Meeting, the Company’s shareholders will be requested to elect or re-elect (as applicable) nominees to Stratasys’ board of directors (the “Board”), to serve as directors for the period from the Meeting until Stratasys’ 2024 annual general meeting of shareholders, and until the due election and qualification of their respective successors, or until their earlier resignation, replacement or removal.

The vote on Proposal 1 was initially structured in the Original Proxy Card (and as described in the Proxy Statement) as a vote “FOR” either: (a) the “Stratasys Slate”, comprised of eight individuals nominated by the current Board, each of whom currently serves on the Board (Mr. S. Scott Crump; Mr. John J. McEleney; Mr. Dov Ofer; Ms. Ziva Patir; Mr. David Reis; Mr. Michael Schoellhorn; Mr. Yair Seroussi; and Ms. Adina Shorr), or (b) the “Nano Slate”, comprised of seven individuals nominated by Nano Dimension Ltd. (“Nano”), one of Stratasys’ shareholders (Mr. Yoav Stern (Nano’s Chief Executive Officer); Mr. Nick Geddes (Nano’s Chief Technology Officer); Mr. Hanan Gino (Nano’s Chief Product Officer and Head of Strategic M&A); Mr. Zeev Holtzman (a former Stratasys director); Mr. Zivi Nedivi (Nano’s President); Mr. Tomer Pinchas (Nano’s Chief Operating Officer); and Ms. Yael Sandler (Nano’s Chief Financial Officer)).

As a result of discussions between Stratasys and Nano, in the context of ongoing litigation between them that is taking place in an Israeli district court, Stratasys has decided (although not required under the regulations to the Israeli Companies Law, 5759-1999), as a show of goodwill, to accept Nano’s request that the voting on Proposal 1 be conducted in an alternative fashion, on a nominee-by-nominee basis, in place of the previous slate versus slate format. Consequently, Stratasys has modified the Proxy Card to follow the form of WHITE proxy card attached as Exhibit 99.1 to this Form 6-K (the “Revised Proxy Card”). The Revised Proxy Card will be sent to Stratasys’ shareholders of record as of the July 5, 2023 record date for the Meeting, and a corresponding voting instruction form will be sent to Stratasys’ beneficial shareholders holding their Stratasys ordinary shares in “street name” as of July 5, 2023.

The Revised Proxy Card will replace the Original Proxy Card (or original voting instruction form, for shareholders holding in “street name”). However, if you vote or provide voting instructions to your broker, bank or other nominee with respect to Proposal 1 by using the Original Proxy Card, there is nothing further that you need to do in order to have your Stratasys ordinary shares voted on Proposal 1 at the Meeting, as your vote “FOR” a particular slate of nominees will be applied in the tabulation of votes as votes “FOR” each of the individual nominees who comprised that slate, and as a vote “AGAINST” all other individual nominees. If you have not yet voted or provided voting instructions and do not wish to use the Original Proxy Card or related voting instruction form, you may do so with respect to Proposal 1 by following the instructions contained in the Supplement to the Proxy Statement that is attached as Exhibit 99.2 to this Form 6-K and by using the Revised Proxy Card and/or voting instruction form being sent to you currently. If you have already voted or provided voting instructions concerning Proposal 1 and you wish to alter your vote or voting instructions (either in favor or against any individual nominees) in light of the revised voting format reflected in the Revised Proxy Card, please follow the instructions for doing so described in the Supplement and the Proxy Statement.

Prior to the publication of notice of the Meeting, the Stratasys Board, pursuant to its authority under Stratasys’ articles of association, set the size of the Board as eight (8) directors if the Stratasys Slate was to be elected, or seven (7) directors if the Nano Slate was to be elected. As a result of its agreement to follow the format of voting on nominees on an individual basis under Proposal 1, the Board resolved that the size of the Board would be set at eight (8) directors regardless of which nominees will be elected. Consequently, under the Revised Proxy Card, shareholders are asked to vote “FOR”, on an individual basis, eight (8) of the total fifteen (15) nominees (which 15 nominees comprised, in the aggregate, the Stratasys Slate and Nano Slate under the Original Proxy Card) and “AGAINST” the remaining seven (7) of the 15 nominees. The eight nominees receiving more “FOR” votes than “AGAINST” votes (disregarding abstentions) will be elected. If more than eight nominees receive more “FOR” votes than “AGAINST” votes (disregarding abstentions), then only the eight nominees receiving the highest number of “FOR” votes will be deemed elected to the Board.

The Board unanimously recommends that shareholders vote “FOR” each of the eight nominees who appears in the Revised Proxy Card under the heading “Stratasys Nominees” and “AGAINST” each of the seven nominees who appears in the Revised Proxy Card under the heading “Nano Nominees”.

A supplement to the Proxy Statement explaining the foregoing change in voting format on Proposal 1, which will be sent to Stratasys’ shareholders together with the Revised Proxy Card (or a corresponding voting instruction form for shareholders holding their shares in “street name”), is attached to this Form 6-K as Exhibit 99.2.

The vote on Proposal 2 remains unchanged relative to its original format as reflected in the Original Proxy Card.

Exhibits

Exhibit	Description
99.1	Revised Proxy Card for Stratasys’ 2023 Annual General Meeting of Shareholders
99.2	Supplement, dated July 21, 2023, to Proxy Statement, dated July 12, 2023, for Stratasys’ 2023 Annual General Meeting of Shareholders

Incorporation by Reference

The contents of this Form 6-K (including Exhibits 99.1 and 99.2) are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No’s. 333-190963, 333-236880, 333-253694, 333-262951, 333-262952 and 333-270249) filed by the Company with the Securities and Exchange Commission (the “SEC”) on September 3, 2013, March 4, 2020, March 1, 2021, February 24, 2022, February 24, 2022 and March 3, 2023, respectively, and Form F-3, SEC file numbers 333-251938 and 333-253780, filed by the Company with the SEC on January 7, 2021 and March 2, 2021, respectively, as amended, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Date: July 21, 2023	By:	/s/ Eitan Zamir
	Name:	Eitan Zamir
	Title:	Chief Financial Officer

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